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                            June 28, 2022

       Chaowei Yan
       Chief Financial Officer
       Intchains Group Ltd
       c/o 9/F, A Block, No.333 Haiyang No.1 Road
       Lingang Science and Technology Park
       Pudong New Area, Shanghai, 201306
       the People   s Republic of China

                                                        Re: Intchains Group Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed June 22, 2022
                                                            File No. 333-265756

       Dear Mr. Yan:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 filed June 22, 2022

       General

   1. We note that you have included graphics immediately following your cover page. Please be advised that you
must include the table of contents immediately following the cover page of the prospectus.
Please refer to Item 502(a) of Regulation S-K.
   2. Please disclose whether and how your business segments, products, lines of service, projects, or operations
are materially impacted by supply chain disruptions. For example, discuss whether you
have or expect to:
                                                            suspend the
production, purchase, sale or maintenance of certain items due to a lack
 Chaowei Yan
Intchains Group Ltd
June 28, 2022
Page 2
             of raw materials, parts, or equipment; inventory shortages; closed factories or stores;
             reduced headcount; or delayed projects;
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries, or the ongoing invasion.
         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business. In this regard, we note your reliance on a single third-party manufacturer for your integrated chips.
3. You state that references to the "PRC" or "China" refer to the "People s Republic of
         China, excluding, for the purposes of this prospectus only, Taiwan, Hong Kong and
         Macau." Revise the definition of the PRC or China to include Hong Kong and Macau and revise the disclosure throughout your amendment accordingly. If you do not revise the definition of the PRC or China, ensure that disclosure regarding Hong Kong throughout the amendment addresses the sample letter to China-based companies available on our website.
Summary Consolidated Financial and Operating Data, page 12

4. Please revise to include a recent developments section, similar to what has been provided within Management's Discussion and Analysis on page 76.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments, page 76

5. We note your discussion of selected preliminary financial data for the three months ended
       March 31, 2022. We also note from disclosures elsewhere in the registration statement
       (e.g., pages 15, 90, 97, and 98, etc.), that there is a high correlation with the price of alternative cryptocurrencies to your financial condition and results of operations. Please address the following:
           Expand your disclosures to discuss how you expect recent downward trends in the prices of alternative cryptocurrencies to impact the sales of your products and your revenues.
           Supplement your discussion with a tabular presentation of the breakdown of sales
FirstName LastNameChaowei
            volume and averageYan selling price (per unit) of ASIC chips delivered for the most
Comapany recent
            NameIntchains    Group
                    period ended     Ltd to the table presented at the bottom
of page 70 within
                                  (similar
            your
June 28, 2022     revenue
                Page  2    discussion).
FirstName LastName
 Chaowei Yan
FirstName  LastNameChaowei  Yan
Intchains Group Ltd
Comapany
June       NameIntchains Group Ltd
     28, 2022
June 28,
Page 3 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact SiSi Cheng at (202) 5004 or Martin James at (202) 551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Sergio Chinos at (202) 551-7844 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing